Exhibit 99.1

  ITAÚ UNIBANCO HOLDING S.A.       CNPJ. 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230         Announcement to the Market         Itaú Unibanco is recognized for the Best Annual Report - 2018   at the 21st Abrasca Award            ITAÚ UNIBANCO HOLDING S.A. is pleased to announce that it was the winner of  the 21st Abrasca Award for the Best Annual Report, obtaining the maximum score in  the category of publicly held companies with revenues exceeding R$3 billion.      Established by Abrasca (The Brazilian Association of Publicly-Held Companies) in  1999, the award aims to encourage the preparation of reports whose content  presents greater clarity, transparency, quality of information and innovation. The  Judging Comission, consisted of eleven capital market entities, uses objective  evaluation criteria.      Our 2018 Integrated Annual Report* embodies significant changes compared to  previous editions, mainly: the unification of the Annual Report and the Integrated  Reporting, and the incorporation of the management commentary on the annual  results in IFRS.      This recognition reflects the ongoing commitment of Itaú Unibanco to transparency  and best practices in disclosure of information to the market.      São Paulo, December 10, 2019.         ALEXSANDRO BROEDEL   Group Executive Finance Director and Head of Investor Relations   Itaú Unibanco Holding S.A.               *Our 2018 Integrated Annual Report was published in April 2019 and is available at: https://www.itau.com.br/relacoes-com- investidores/relatorio-anual/2018/en/index.html#home

ITAÚ UNIBANCO HOLDING S.A.   CNPJ 60.872.504/0001-23 A Publicly Listed Company      NOTICE TO STOCKHOLDERS      Payment of Earnings - Monthly Dividend         ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that the monthly dividends related to  2020, amounting to R$ 0.015 per share, will be paid in accordance with the schedule below, without  withholding income tax:      Month of accrual   Base date   Date of the last  trading day at B3   Payment   January   Dec 30   February 03, 2020   February   Jan 31   March 02, 2020   March   Feb 28   April 01, 2020   April   Mar 31   May 04, 2020   May   Apr 30   June 01, 2020   June   May 29   July 01, 2020   July   Jun 30   August 03, 2020   August   Jul 31   September 01, 2020   September   Aug 31   October 01, 2020   October   Sep 30   November 03, 2020   November   Oct 30   December 01, 2020   December   Nov 30   January 04, 2021        In accordance with our Stockholder Remuneration Policy (Dividends and Interest on Capital) available  on the Investor Relations website, the monthly payment is made as an advance of the amount that will  be paid after the determination of the annual Balance Sheet.      São Paulo (SP), December 6, 2019.      ALEXSANDRO BROEDEL   Group Executive Finance Director and Head of Investor Relations